

(TRANSLATION)

October 6, 2006

To our shareholders:

NOTICE OF RESOLUTION OF AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF THE DAIEI, INC.

Notice is hereby given that the following was adopted at an Extraordinary General Meeting of Shareholders held on October 6, 2006:

ITEMS FOR RESOLUTION

No.1: Matter concerning the election of five Directors of the Board

This item was approved and passed as proposed.
Toru NISHIMI, Kouji YAMAZAKI, Hiroyuki OZAKI, Akira MATSUDA and Tetsuro SAKAMOTO were elected as the Director of the Board and they assumed the positions accordingly.
The directors, Akira MATSUDA and Tetsuro SAKAMOTO are outside director stipulated on item 15 of Article 2 of corporate law.

No.2: Matter concerning the election of one Alternate Corporate Auditor

This item was approved and passed as proposed.
Shizuo OGIWARA was elected as the Alternate Corporate Auditor and he assumed the position accordingly.
The Corporate Auditor, Shizuo OGIWARA is outside corporate auditor stipulated on item 16 of Article 2 of corporate law.

Yours very truly,

Toru Nishimi
Representative Director
The Daiei, Inc.
4-1-1 Minatojima Nakamachi,
Chuo-ku, Kobe, Hyogo 650-0046
JAPAN

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